                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                           Jennifer Convertibles, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    476153101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Andrew J. Levander, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 7 sequentially numbered pages

             Exhibit Index Appears at sequentially numbered Page 6.

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP NO.  476153101                                       PAGE 2 OF 7 PAGES
------------------------                               ------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         RETAIL VENTURE PARTNERS, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
          (See Instructions)                                           (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF
           SHARES         7     SOLE VOTING POWER 0
        BENEFICIALLY      ------------------------------------------------------
          OWNED BY        8     SHARED VOTING POWER 0
            EACH          ------------------------------------------------------
         REPORTING        9     SOLE DISPOSITIVE POWER 0
           PERSON         ------------------------------------------------------
            WITH          10    SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.00%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

                             PN
--------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.




                                Page 2 of 7 Pages

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP NO.  476153101                                       PAGE 3 OF 7 PAGES
------------------------                               ------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         RVP, INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
          (See Instructions)                                           (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF
           SHARES         7     SOLE VOTING POWER 0
        BENEFICIALLY      ------------------------------------------------------
          OWNED BY        8     SHARED VOTING POWER 0
            EACH          ------------------------------------------------------
         REPORTING        9     SOLE DISPOSITIVE POWER 0
           PERSON         ------------------------------------------------------
            WITH          10    SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.00%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
                           CO
--------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.




                                Page 3 of 7 Pages

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP NO.  476153101                                       PAGE 3 OF 7 PAGES
------------------------                               ------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         SEYMOUR ZISES
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
          (See Instructions)                                           (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
         NUMBER OF
           SHARES         7     SOLE VOTING POWER 0
        BENEFICIALLY      ------------------------------------------------------
          OWNED BY        8     SHARED VOTING POWER 0
            EACH          ------------------------------------------------------
         REPORTING        9     SOLE DISPOSITIVE POWER 0
           PERSON         ------------------------------------------------------
            WITH          10    SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.00%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
                           IN
--------------------------------------------------------------------------------





                                Page 4 of 7 Pages

                          SCHEDULE 13D AMENDMENT NO. 5
                           JENNIFER CONVERTIBLES, INC.

         This Amendment No. 5 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 21, 1991 (the "Schedule 13D"), filed by Retail Venture Partners, L.P., formerly known as JCI Consultant L.P. ("Consultant"), RVP, Inc., formerly known as JCI Consultant Corp.(the "General Partner"), and Seymour Zises ("Zises") (collectively, the "Reporting Persons") and Amendment No. 1 to Schedule 13D relating to the event date of July 24, 1991, Amendment No. 2 to Schedule 13D relating to the event date of February 25, 1992, Amendment No. 3 to Schedule 13D relating to the event date July 28, 1994 and Amendment No. 4 to Schedule 13D relating to the event date of January 20, 1995, each relating to the common stock, par value $.01 per share (the "Common Stock"), of Jennifer Convertibles, Inc. (the "Issuer"). The address of the Issuer is 419 Crossways Park Drive, Woodbury, New York 11797. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In consideration for entering into the Termination Agreement, as described in Item 4 below, the Issuer has agreed to cause $252,000 to be paid to Consultant on September 1, 1999, and has caused a promissory note in the principal amount of $447,000 to be executed payable to Jenco Partners L.P.


ITEM 4. PURPOSE OF TRANSACTION

         The Issuer has entered into an L.P. and Option Purchase and Termination Agreement, dated as of August 20, 1999 (the "Termination Agreement"), with Consultant and certain other parties named therein. This summary of the Termination Agreement is qualified in its entirety by the copy of the Termination Agreement which is attached hereto as Exhibit 9 and incorporated herein by reference. Pursuant to the Termination Agreement, each of the following agreements has been terminated:

         1. Letter Agreement, dated as of February 25, 1992, between the Issuer and Consultant (the "Consulting Agreement"), previously described in Amendment No. 2 to Schedule 13D relating to the event date of February 25, 1992;

         2. Stock Option Agreement, dated as of March 21, 1991, between the Issuer and Consultant, as amended by an agreement dated as of February 25, 1992 (as amended, the "Option Agreement"), previously described in the Amendment No. 2 to Schedule 13D relating to the event date of February 25, 1992;

         3. Voting Trust Agreement, dated as of March 21, 1991, between the Issuer, Consultant and Harley J. Greenfield, as amended by letter agreement dated as of February 25, 1992 (as amended, the "Voting Trust Agreement"), previously described in the Amendment No. 2 to Schedule 13D relating to the event date of February 25, 1992; and

         4. Registration and Sales Agreement, dated as of March 21, 1999, between Consultant, Harley J. Greenfield, Fred Love, Edward B. Seidner and Jara Enterprises Inc., a New York corporation ("Jara"), as amended by an agreement dated as of February 25, 1992, previously described in the Amendment No. 2 to
Schedule 13D relating to the event date of February 25, 1992.

         Also pursuant to the Termination Agreement, Jenco Partners L.P., a limited partnership, has assigned its limited partnership interest in Jennifer Chicago, L.P., a Delaware limited partnership, to Jennifer Chicago Ltd., an Illinois corporation and a wholly owned subsidiary of the Issuer. The Termination Agreement provides that the Reporting Persons shall not acquire any beneficial interest in the Common Stock until December 31, 2010. In connection with and pursuant to the Termination Agreement, Consultant and the Issuer have entered into mutual general releases, each dated as of August 20, 1999 (each a "General Release"), forms of which are attached as an exhibit to the Termination Agreement filed as Exhibit 9 hereto.



                                Page 5 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Reporting Persons are no longer the beneficial owners of any shares of the Common Stock.

         (c) The Reporting Persons only transactions in the Common Stock within the last sixty days were effected pursuant to the Termination Agreement as described in Items 3 and 4 above.

         (d) not applicable.

         (e) The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock on August 20, 1999.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Schedule 13D is supplemented by the descriptions of the Termination Agreement provided in Item 4 above.

         Except as described above and in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to the Common Stock.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 9: L.P. and Option Purchase and Termination Agreement, dated as of August 20, 1999, among Jennifer Convertibles, Inc., Jennifer Chicago Ltd., Jenco Partners, L.P., JCI Consultant, L.P., Selig Zises, Jay Zises, Jara Enterprises, Inc., Fred Love, Harley J. Greenfield and Edward B. Seidner.



                                Page 6 of 7 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: August 20, 1999

                                        Retail Venture Partners, L.P.
                                        By: RVP, Inc., its General Partner


                                        By: /s/ Selig Zises
                                            -------------------------------
                                        Name: Selig Zises
                                        Title: President



                                        RVP, Inc.


                                        By: /s/ Selig Zises
                                            -------------------------------
                                        Name: Selig Zises
                                        Title: President



                                        /s/ Seymour Zises
                                        -----------------------------------
                                            Seymour Zises









                                Page 7 of 7 Pages